

Mail Stop 3561

October 23, 2015

Julio A. Torres
Chief Executive Officer
Andina Acquisition Corp. II
250 West 57th Street, Suite 2223
New York, NY 10107

> **Re:** **Andina Acquisition Corp. II**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 9, 2015**
> **File No. 333-207037**

Dear Mr. Torres:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 1, 2015 letter.

Prospectus Summary, page 1

1. We note your response to prior comment 6. However, on page 1 you continue to reference "sustainable" growth patterns in the Andean Region. Please revise to clarify how the growth patterns are "sustainable." In that regard, we note that in this amendment you removed such reference from your disclosure in your "Proposed Business" section.

Risk Factors, page 15

Risks related to operations in the Andean Region and Central America, page 30

2. We note your response to our prior comment 5, and also your discussion under "Proposed Business" that begins on page 44 regarding the opportunities in Columbia, Peru, Panama and Chile. Please revise your disclosure to provide more specific risk factor disclosure regarding any material risks of operating in such countries.

Proposed Business, page 44

3. Please balance your discussion regarding the opportunities in Columbia, Peru, Panama and Chile with a discussion of any material challenges to doing business in such countries, or for investing in businesses in such countries.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller